UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Initial Filing)*

                            VERTEX INTERACTIVE, INC.
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                                (Name of Issuer)

                         Common Stock, $0.005 par value
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                         (Title of Class of Securities)

                                    925322109
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                                 (CUSIP Number)

                                December 29, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                               CUSIP No. 925322109
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(1)    Names of Reporting Persons.
       I.R.S. Identification Nos. of Above Persons (Entities Only).

       Russell E. McCabe
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) Inapplicable
       (b) Inapplicable

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(3)    SEC Use Only

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(4)    Citizenship or Place of Organization

       United States
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Number of Shares Beneficially Owned by    (5)  Sole Voting Power      2,100,000*
Each Reporting Person With
                                          (6)  Shared Voting Power            0
                                          (7)  Sole Dispositive Power 2,100,000*
                                          (8)  Shared Dispositive Power       0
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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

       2,100,000*
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(10)   Check  if  the  Aggregate  Amount in Row (9) Excludes Certain Shares (See
       Instructions):

         [X*]
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(11)   Percent of Class Represented by Amount in Row (9)

       7.1%*
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(12)   Type of Reporting Person (See Instructions)

       IN
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* Excludes 600,000 shares of Vertex Interactive, Inc. owned by Daniel R. McCabe, the son of Russell E. McCabe. Russell E. McCabe disclaims any beneficial ownership in the shares of Vertex Interactive, Inc. owned by Daniel R. McCabe.

Item 1(a).  Name Of Issuer

         Vertex Interactive, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices

         Vertex Interactive, Inc.
         23 Carol Street
         Clifton, New Jersey 07014
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Item 2(a).  Name of Person Filing

         Russell E. McCabe
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Item 2(b).  Address of Principal Business Office or, if None, Residence

         c/o Applied Tactical Systems
         22 Audrey Place
         Fairfield, New Jersey 07004
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Item 2(c).  Citizenship

         United States
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Item 2(d).  Title of Class of Securities

         Common Stock
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Item 2(e).  CUSIP No.

         925322109
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Item 3.  If  this   Statement  is  Filed  Pursuant  to  Sections 240.13d-1(b) or
         240.13d-2(b) or (c), Check Whether the Person Filing is a:

         Inapplicable.

Item 4.  Ownership

         (a)    Amount beneficially owned: 2,100,000*.

         (b)    Percent of Class: 7.1%*.

         (c)    Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote  2,100,000*.

                (ii) Shared power to vote or to direct the vote        0.

               (iii) Sole power to dispose or to direct the disposition of
                                                                     2,100,000*.

                (iv) Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class

         Inapplicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group

         Inapplicable.

Item 9.  Notice of Dissolution of Group

         Inapplicable.


* Excludes 600,000 shares of Vertex Interactive, Inc. owned by Daniel R. McCabe, the son of Russell E. McCabe. Russell E. McCabe disclaims any beneficial ownership in the shares of Vertex Interactive, Inc. owned by Daniel R. McCabe.

Item 10.  Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       January 5, 2001
                                                     (Date)

                                                       /s/ Russell E. McCabe
                                                     (Signature)

                                                       Russell E. McCabe       _
                                                     (Name)

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)